UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's
U.S.$4,500,000,000
3.125 per cent. Global Notes due 20 August 2027
Series No.: 1410-00-1

Filed pursuant to Rule 3 of Regulation AD
Dated: 23 August 2022

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$4,500,000,000 3.125 per cent. Global Notes due 20 August 2027 (Series No.: 1410-00-1) (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program").

Item 1.　　Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated 9 December 2020 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus"), previously filed under a report of the ADB dated 2 February 2021, and in the Pricing Supplement relating to the Notes dated 19 August 2022 (the "Pricing Supplement"), previously filed under a report of the ADB dated 19 August 2022. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 13 April 2022, was filed under a report of the ADB dated 13 April 2022.

The fiscal agent of the ADB with respect to the Notes is the Federal Reserve Bank of New York, 33 Liberty Street, New York, NY 10045.

Item 2.　　Distribution of Obligations

See the Prospectus, pages 66 to 71 and the Pricing Supplement.

As of 19 August 2022, the ADB entered into a Terms Agreement, previously filed under a report of the ADB dated 19 August 2022, with Bank of Montreal, London Branch, BNP Paribas, Citigroup Global Markets Limited and The Toronto-Dominion Bank (the "Joint Lead Managers"), and the other managers named in the Terms Agreement (together with the Joint Lead Managers, the "Managers"), pursuant to which the ADB has agreed to issue, and the Managers have severally but not jointly agreed to purchase, a principal amount of the Notes aggregating U.S.$4,500,000,000 for an issue price of 99.982% of the principal amount less a management and underwriting fee of 0.125% of the principal amount. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 23 August 2022.

The Managers propose to offer all the Notes to the public at the public offering price of 99.982%.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Bank of Montreal, London Branch......................	U.S.$1,102,500,000
BNP Paribas..	U.S.$1,102,500,000
Citigroup Global Markets Limited......................	U.S.$1,102,500,000
The Toronto-Dominion Bank..............................	U.S.$1,102,500,000
Canadian Imperial Bank of Commerce, London Branch...	U.S.$22,500,000
DBS Bank Ltd...	U.S.$22,500,000
ING Bank N.V., Singapore Branch......................	U.S.$22,500,000
The Bank of Nova Scotia, London Branch.........	U.S.$22,500,000
Total...	U.S.$4,500,000,000

Item 3. Distribution Spread

See the Pricing Supplement, pages 3 and 7, and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	99.982%	0.125%	99.857%
Total	U.S.$4,499,190,000	U.S.$5,625,000	U.S.$4,493,565,000

Item 4.   Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5.   Other Expenses of Distribution

Item	Amount
Legal Fees	U.S.$35,000*
Fees/Expenses of Independent Accountants	U.S.$11,631*
Listing Fees (Luxembourg)	U.S.$3,051*

*   Asterisks indicate that expenses itemized above are estimates.

Item 6.   Application of Proceeds
See the Prospectus, page 6.

Item 7.   Exhibits

(a)   (i)   Prospectus relating to the Global Medium-Term Note Program dated 9 December 2020, previously filed under a report of the ADB dated 2 February 2021.

(ii)   Pricing Supplement dated 19 August 2022, previously filed under a report of the ADB dated 19 August 2022.

(b)   Copy of an opinion of counsel as to the legality of the Notes.

(c)   (i)   Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 9 December 2020, previously filed under a report of the ADB dated 2 February 2021.

(ii)   Terms Agreement dated 19 August 2022, previously filed under a report of the ADB dated 19 August 2022.

(d)   (i)   Information Statement dated 13 April 2022, previously filed under a report of the ADB dated 13 April 2022.

(ii)   Prospectus and Pricing Supplement (see (a) above).